Exhibit 21

Subsidiaries of Metro Bancorp, Inc.

Name of Business	Doing Business As	State of Incorporation

Metro Bank	Metro Bank	Pennsylvania

Commerce Harrisburg Capital Trust I	Commerce Harrisburg Capital Trust I	Delaware

Commerce Harrisburg Capital Trust II	Commerce Harrisburg Capital Trust II	Delaware

Commerce Harrisburg Capital Trust III	Commerce Harrisburg Capital Trust III	Delaware

MB DPC Holdings 1, LLC	MB DPC Holdings 1, LLC	Pennsylvania